Filed by Yellow Roadway Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and Rule 14d-2(b)

of the Securities Exchange Act of 1934

Subject Company: Yellow Roadway Corporation

Commission File No.: 0-12255

Subject Company: USF Corporation

Commission File No.: 0-19791

Forward-Looking Statements

The information presented herein may contain forward-looking contain statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “could”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Yellow Roadway Corporation (“Yellow Roadway”) and USF Corporation (“USF”), that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the Securities and Exchange Commission (SEC) by Yellow Roadway and USF; the parties’ ability to consummate the proposed merger with, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate USF’s operations into Yellow Roadway’s operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; changes in federal or state regulation concerning or affecting the transportation industry; inflation, inclement weather, price and availability of fuel, competitor pricing activity, expense volatility, a downturn in general or regional economic activity, changes in equity and debt markets, the state of the economy; the parties’ obligations to contribute to union-sponsored multi-employer pension plans may be higher than expected; the impact of work rules, any obligations to multi-employer health, welfare and pension plans, wage requirements, potential efforts to unionize previously non-union operations of the company and employee satisfaction, labor shortages, disruptions, stoppages or any other deterioration in the parties’ relationships with employees may impair the parties’ businesses and any future acts or threats of terrorism or war. In particular, the expectations set forth herein regarding accretion and achievement of annual savings and synergies are only the parties’ expectations regarding these matters. Actual results could differ materially from these expectations depending on factors such as the combined company’s cost of capital, the ability of the combined company to identify and implement cost savings, synergies and efficiencies in the time frame needed to achieve these expectations, prior contractual commitments of the combined companies and their ability to terminate these commitments or amend, renegotiate or settle the same, the combined company’s actual capital needs, the absence of any material incident of property damage or other unforeseen merger or acquisition opportunities that could affect capital needs, the costs incurred in implementing synergies and the factors that generally affect the respective businesses of Yellow Roadway and USF as further outlined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in each of the companies’ respective Annual Reports on Form 10-K. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Yellow Roadway nor USF undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Yellow Roadway’s and USF’s various SEC reports, including, but not limited to, each party’s Annual Report on Form 10-K for the year ended December 31, 2003 and Quarterly Reports on Form 10-Q for the reporting periods of 2004.

Additional Information

Yellow Roadway and USF will file a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Yellow Roadway free of charge by requesting them in writing from Yellow Roadway or by telephone at (913) 696-6100. You may obtain documents filed with the SEC by USF free of charge by requesting them in writing from USF or by telephone at (773) 824-1000.

Yellow Roadway and USF, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Yellow Roadway and USF in connection with the acquisition. Information about the directors and executive officers of Yellow Roadway and their ownership of Yellow Roadway stock is set forth in the proxy statement for the Yellow Roadway 2004 Annual Meetings of Stockholders. Information about the directors and executive officers of USF and their ownership of USF stock is set forth in the proxy statement for the USF 2004 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

• Frequently Asked Questions posted on the www.transportationupdate.com website regarding the business combination.

Frequently Asked Questions

Is my sales rep or driver going to change?

Yellow Roadway corporate strategy, as it was following the Roadway acquisition, is to maintain customers’ current relationships with drivers and salespeople to ensure the continuity of the quality service that they’ve been receiving from the USF companies.

How will this move benefit me as a shipper? How’s it going to hurt me?

We will continue to serve customers according to our usual standards of excellence. Moving forward, we will be implementing best practices, adopting the best technologies and continually enhancing the value we can bring to our customers in multiple ways. Our focus has always been that whatever changes customers see will be positive for them.

How are you going to handle overlap with New Penn in the Northeast?

There are no plans to migrate customers between our subsidiary companies or to merge operations among two strong regional brands in USF Holland and New Penn. While USF Holland has made recent moves to grow and more extensively serve the Northeastern US, New Penn has a strong, loyal customer base in this region that it will continue to serve. Similar to how we handle the overlap in national markets between Yellow Transportation and Roadway Express, we will continue to compete.

Will any terminal locations be consolidated as a result of this move?

We are always looking for synergies that allow us to improve effectiveness and efficiency in our networks. Over time, this may lead to some facility realignments.

With Yellow Roadway buying up more carriers, is this going to lead to more rate increases?

Each Yellow Roadway company is focused on offering superior value for its own customers by providing the best service offerings at competitive prices. Competitive dynamics and this superior value goal are the overriding factors in determining the prices that are set in the marketplace. This acquisition will not change that.

Does this mean that Yellow Transportation is getting out of the regional business?

Yellow Transportation is focused on providing a complete portfolio of services to their customer base, and they will continue to pursue that opportunity.

Is USF going to go away and get merged into Yellow or Roadway?

The Yellow Roadway business model is to maintain separate brands and operations while providing excellent service quality. We anticipate maintaining that strategy.

How does this acquisition impact the Yellow Transportation efforts to enter the next day market?

Yellow Transportation is focused on providing a complete portfolio of services to their customer base, and they will continue to pursue that opportunity.

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Are you going to combine sales forces or cross sell? How do you leverage the combined capabilities given that they are in different operating units?

It is critical that there are no changes in the customer interface, so it will be business as usual. We will be very focused on maintaining excellent customer service. Over time, there will be opportunities to leverage our combined capabilities.

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